Exhibit 21.1

Subsidiaries of LifeMD, Inc.

Subsidiary Name	Jurisdiction of Incorporation
WorkSimpli Software LLC	Puerto Rico
Conversion Labs PR LLC	Puerto Rico
Cleared Technologies, PBC	Delaware
Springbox Technologies LLC	Delaware
Taylor Technologies Inc	Delaware